

CHAIRMAN : CHENG WAI KEUNG

RECEIVED
2006 JAN 12 P 12:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-2605

9 January 2006

Mr Elliot Staffin
Division of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street NVV
Washington DC 20549
USA

By Courier

06010222

SUPPL

Dear Sir

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")

In compliance with the exemptions for NOL-ADR (Level One) and pursuant to Rule 12g3-2(b), we furnish herewith information that was filed with the Singapore Exchange Limited (primary listing of NOL shares) on 12 December 2005 and 3 January 2006 in connection with a proposed capital reduction and cash distribution of S$1.34 billion to NOL shareholders for your record.

Kindly acknowledge receipt.

Yours faithfully

PROCESSED
JAN 13 2006
THOMSON FINANCIAL

Marjorie Wee (Ms)
Company Secretary

cc Mr Christopher Palmer
Goodwin Procter
by e-mail: cpalmer@goodwinprocter.com

Enc
MW/cl

O:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2006\Div of Intl Corp Finance - Elliot Staffin (Exemptions for ADR) - 090106.doc



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Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Marjorie Wee (Ms) & Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	12-Dec-2005 07:30:46
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION OF S$1.34 BILLION
Description	Further to our announcement of 7 December 2005 on the above subject, attached are copies of our Circular to Shareholders and Notice of Extraordinary General Meeting, both dated 12 December 2005.

Attachments:

Circular12Dec05.pdf
EGMNotice12Dec05.pdf
Total size = **3707K**
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CIRCULAR DATED 12 DECEMBER 2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

If you are in any doubt about this Circular or as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your ordinary shares in the capital of Neptune Orient Lines Limited (the "**Company**"), you should immediately forward this Circular and the accompanying Proxy Form to the purchaser or transferee or to the bank, stockbroker or agent through whom the sale was effected for onward transmission to the purchaser or transferee.



NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 196800632D

CIRCULAR TO SHAREHOLDERS

in relation to

(1) the proposed Capital Reduction and Cash Distribution to Shareholders; and

(2) the proposed modifications to the Share Plans

Independent Financial Adviser
in relation to the
proposed adjustments to the outstanding Options and Awards granted under the Share Plans

KPMG Corporate Finance Pte Ltd

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	1 January 2006 at 10.30 a.m.
Date and time of Extraordinary General Meeting	:	3 January 2006 at 10.30 a.m.
Place of Extraordinary General Meeting	:	456 Alexandra Road #04-00 (Lecture Theatre) NOL Building Singapore 119962

CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout except where the context otherwise requires:

"Appointed Date"	:	The date which the Minister for Finance may, by notification in the Gazette, appoint as the date on which the Companies (Amendment) Act 2005 (Act Number 21 of 2005) shall come into operation.
"Articles"	:	The Articles of Association of the Company.
"Awards"	:	Awards of Shares granted pursuant to the Performance Share Plan.
"Books Closure Date"	:	A date to be announced on which the Transfer Books and the Register of Members of the Company will be closed in order to determine the entitlements of Shareholders under the Capital Reduction.
"Capital Reduction"	:	The proposed capital reduction exercise to be carried out by the Company pursuant to Section 73 of the Companies Act to effect the Cash Distribution, details of which are set out on pages 7 to 14 of this Circular.
"Cash Distribution"	:	The proposed cash distribution by the Company to the Shareholders of S$0.92 in cash for each Share held as at the Books Closure Date pursuant to the Capital Reduction.
"CDP"	:	The Central Depository (Pte) Limited.
"Committee"	:	The Executive Resource & Compensation Committee appointed by the Directors to administer the Share Plans.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore as may be amended from time to time, including but not limited to the amendments pursuant to the Companies (Amendment) Act 2005 (Act Number 21 of 2005).
"Company" or **"NOL"**	:	Neptune Orient Lines Limited.
"Court"	:	The High Court of the Republic of Singapore.
"Directors"	:	The directors of the Company as at the date of this Circular, unless otherwise stated.
"Effective Date"	:	The date on which the Capital Reduction becomes effective.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is set out on pages 36 to 40 of this Circular.
"Group" or **"NOL Group"**	:	NOL and its subsidiaries.
"Income Tax Act"	:	The Income Tax Act, Chapter 134 of Singapore.
"KPMG Corporate Finance" or **"IFA"**	:	KPMG Corporate Finance Pte Ltd.
"Latest Practicable Date"	:	6 December 2005, being the latest practicable date prior to the printing of this Circular.

DEFINITIONS

"Listing Manual"	:	The Listing Manual of the SGX-ST, as amended up to the Latest Practicable Date.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"NTA"	:	Net tangible assets.
"Options"	:	Options to subscribe for new Shares granted pursuant to the Share Option Plan.
"Performance Share Plan"	:	The NOL Performance Share Plan 2004, as amended or modified from time to time.
"Relevant Spot Rate"	:	The S$ - US$ spot rate as at the close of the Books Closure Date appearing in the "Currencies" section of the Singapore Business Times.
"Securities Accounts"	:	Securities accounts maintained by a Depositor with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Option Plan"	:	The NOL Share Option Plan, as amended or modified from time to time.
"Share Plans"	:	The Share Option Plan and the Performance Share Plan.
"Shareholders"	:	Persons who are registered as holders of Shares in the Register of Members of the Company and Depositors who have Shares credited to their Securities Accounts.
"Shares"	:	Ordinary shares currently having a par value of S$1.00 each in the capital of the Company.
"Temasek"	:	Temasek Holdings (Private) Limited.
"**S$**" and "**cents**"	:	Singapore dollars and cents.
"US$"	:	United States of America dollars.
"%"	:	Per centum or percentage.

The expressions "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the respective meanings ascribed to them in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa,* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa.* Words importing persons shall include corporations.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

DEFINITIONS

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or the Listing Manual of the SGX-ST, or any modification thereof and used in this Circular shall, where applicable, have the meaning assigned to it under the Companies Act or the Listing Manual of the SGX-ST or any modification thereof, as the case may be.

Any reference to a time of day in this Circular shall be a reference to Singapore time unless otherwise stated.

Any discrepancy with the tables in this Circular between the listed amounts and the totals thereof is due to rounding.

INDICATIVE TIMETABLE

The following are the indicative dates and times for the Capital Reduction[1]:

Last date and time for lodgement of Proxy Forms for the EGM[2]	:	1 January 2006 at 10.30 a.m.
Date and time of the EGM	:	3 January 2006 at 10.30 a.m.
Expected date for Court approval of the Capital Reduction	:	19 January 2006
Expected last date and time of "cum" trading of the Shares	:	24 January 2006 at 5.00 p.m.
Expected commencement of "ex" trading of the Shares	:	25 January 2006 at 9.00 a.m.
Expected Books Closure Date for the Capital Reduction	:	27 January 2006 at 5.00 p.m.
Expected Payment Date for the Cash Distribution	:	21 February 2006

Notes:

[1] The above timetable is only indicative and the actual dates of the above events will be announced in due course by way of SGXNET announcement released on the SGX-ST.

[2] All Proxy Forms must be lodged at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 not less than 48 hours before the time of the EGM. Completion and return of a Proxy Form will not preclude a Shareholder from attending and voting in person at the EGM.

LETTER TO SHAREHOLDERS

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 196800632D

Directors:

Cheng Wai Keung, *Chairman*
Dr. Friedbert Malt, *Vice Chairman*
Ang Kong Hua, *Vice Chairman*
David Lim Tik En, *Group President & CEO*
Yasumasa Mizushima
James Connal Scotland Rankin
Willie Cheng Jue Hiang
Robert Holland, Jr.
Christopher Lau Loke Sam
Timothy Charles Harris
Peter Wagner

Registered Office:

456 Alexandra Road
#06-00 NOL Building
Singapore 119962

12 December 2005

To: The Shareholders of
Neptune Orient Lines Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors of NOL are convening the EGM to be held on 3 January 2006 to seek Shareholders' approval for the following proposals:

(a) the proposed Capital Reduction and Cash Distribution; and

(b) the proposed modifications to the Share Plans.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **SGX-ST.** The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Circular.

2. THE PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION

2.1 **Announcement.** On 7 December 2005, the Directors announced the Capital Reduction involving a Cash Distribution of S$0.92 for each Share held as at the Books Closure Date pursuant to the Capital Reduction, making an aggregate Cash Distribution of approximately S$1.34 billion. The actual amount of the aggregate Cash Distribution will be based on the issued share capital of the Company as at the Books Closure Date.

A copy of the Company's announcement is available on the website of the SGX-ST at www.sgx.com.

2.2 **The Proposed Capital Reduction and Cash Distribution.** The Company is proposing the Capital Reduction pursuant to which the Company will return to Shareholders S$0.92 for each Share held as at the Books Closure Date.

Based on the issued share capital of the Company of approximately S$1,453 million comprising approximately 1,453 million Shares as at the Latest Practicable Date, an aggregate amount of approximately S$1.34 billion will be returned to Shareholders pursuant to the Capital Reduction. The actual amount to be returned to Shareholders pursuant to the Capital Reduction will be based on the issued share capital of the Company as at the Books Closure Date.

The Capital Reduction will not result in a cancellation of Shares, or a change in the number of Shares, held by Shareholders immediately after the Capital Reduction.

2.3 **Options and Awards.** The Company has granted Options under the Share Option Plan which are exercisable into Shares. The Company has also granted Awards under the Performance Share Plan pursuant to which the Company may, subject to conditions being fulfilled, deliver Shares, free of payment, to the holders of such Awards, either in the form of new Shares or existing Shares, upon the vesting of the Awards, or pay cash, rather than deliver Shares.

The actual amount of the aggregate Cash Distribution to be paid pursuant to the Capital Reduction will be based on the issued share capital of the Company as at the Books Closure Date, taking into account the issue of new Shares arising from the exercise of any Options and the vesting of Awards described above, on or before the Books Closure Date.

As at the Latest Practicable Date:

(a) there were outstanding Options enabling the holders thereof to subscribe for an aggregate of 16,541,000 Shares, all of which may be vested and exercisable on or before the Books Closure Date; and

(b) there were outstanding Awards of 1,412,000 Shares, of which 470,664 Shares may be vested on or before the Books Closure Date.

2.4 **Legal Steps involved in the Capital Reduction**. The Companies Act will soon be amended pursuant to the Companies (Amendment) Act 2005 (Act Number 21 of 2005) and consequently, on and with effect from the Appointed Date, any amount standing to the credit of the Company's share premium account shall become part of the Company's share capital, and all of the Shares, as well as any shares allotted and issued by the Company after the Appointed Date, shall cease to have any par value.

In view of the foregoing and in the event that the Effective Date falls on a date prior to the Appointed Date, the Capital Reduction will involve the following legal steps:

(a) The sum standing to the credit of the share premium account of the Company (the "**Share Premium Account Amount**") will be reduced as much as possible by returning an amount (the "**Specified Amount**") in cash (in S$ and rounded down to the nearest cent) for each issued and fully paid-up Share held as at the Books Closure Date calculated by dividing the Share Premium Account Amount (in S$, based on the Relevant Spot Rate) by the total number of issued and fully paid-up Shares held as at the Books Closure Date.

(b) All of the Shares (both issued and unissued) will be sub-divided such that each Share shall constitute 100 ordinary shares of S$0.01 each ("**Subdivided Shares**").

(c) An amount will be capitalised from the retained earnings of the Company to allot and issue to the Shareholders, credited as fully paid-up, new Subdivided Shares ("**Additional Shares**") in the proportion of such number of Additional Shares represented by the difference between 92 and the Specified Amount (in cents) for each issued and fully paid-up Share held as at the Books Closure Date.

(d) The Additional Shares shall thereafter immediately be cancelled in their entirety, and the credit arising from such cancellation be utilised in returning to the respective holders of the Additional Shares cash on the basis of S$0.01 for each Additional Share so cancelled.

(e) All of the Subdivided Shares (both issued and unissued) will be consolidated such that every 100 Subdivided Shares shall constitute one Share.

In the event that the Effective Date falls on a date on or after the Appointed Date, the above legal steps shall be revised as follows:

(f) The issued and paid-up share capital of the Company shall be reduced by an amount (the "**Share Capital Amount**") equivalent (as much as possible) to the amount standing to the credit of the share premium account of the Company as at the date immediately preceding the Appointed Date, with such reduction effected by allotting and issuing to the Shareholders, credited as fully paid-up, new ordinary shares in the capital of the Company ("**New Ordinary Shares**") in the proportion of one New Ordinary Share for each issued and fully paid-up Share held as at the Books Closure Date, and thereafter immediately cancelling the New Ordinary Shares in their entirety and returning the Share Capital Amount to the respective holders of the New Ordinary Shares on a pro-rated basis based on the number of New Ordinary Shares so cancelled.

(g) An amount calculated by reference to the product between (i) the total number of issued and fully paid-up Shares as at the Books Closure Date; and (ii) a sum (the "**Retained Earnings Sum**") being the difference between the amount of S$0.92 and the amount returned per Share (in S$) pursuant to paragraph (f) above, will be capitalised from the retained earnings of the Company to allot and issue to the Shareholders, credited as fully paid-up, new ordinary shares in the capital of the Company ("**Bonus Ordinary Shares**") in the proportion of one Bonus Ordinary Share for each issued and fully paid-up Share held as at the Books Closure Date.

(h) The Bonus Ordinary Shares shall thereafter immediately be cancelled in their entirety, and the credit arising from such cancellation be utilised in returning to the respective holders of the Bonus Ordinary Shares cash on the basis of the Retained Earnings Sum for each Bonus Ordinary Share so cancelled.

The result, after completion of the above legal steps and whether or not the Effective Date falls on a date before, on or after the Appointed Date, would be the return of capital to Shareholders of an aggregate amount of S$0.92 per Share in cash for every Share held as at the Books Closure Date with no change in the number of Shares held by, or the shareholding of, each Shareholder as at the Books Closure Date.

2.5 **Illustration.** The following illustrates the position of a Shareholder who holds 1,000 Shares as at the Books Closure Date:

	Shareholder with 1,000 Shares
Position pre-Capital Reduction	
Shares currently held	1,000
Position post-Capital Reduction	
Cash Distribution received (S$)	920
Shares held post-Capital Reduction	1,000

In summary, Shareholders will receive a Cash Distribution of S$920 for every 1,000 Shares held as at the Books Closure Date, while maintaining the same shareholding in the Company.

2.6 **Funds for the Capital Reduction.** The Capital Reduction will be made out of existing cash, or near cash resources, and where appropriate, proceeds from the drawdown of credit facilities made or to be made available to the Company. The Directors are of the opinion that the aggregate Cash Distribution amount of approximately S$1.34 billion to be returned under the Capital Reduction is not required by the Company to support its foreseeable near term cash needs.

PricewaterhouseCoopers, the auditors of the Company, have confirmed that, based on the unaudited proforma accounts of the Company as at 23 September 2005, as illustrated in paragraph 2.11 below, the Company has adequate balances in its share premium account and retained earnings to effect and satisfy the Capital Reduction and Cash Distribution in full.

2.7 **Background to the Capital Reduction.** The Group's financial performance over the past three years has been strong and over that time NOL's balance sheet has strengthened. As at 23 September 2005, the Group had a net cash position of US$190 million.

The Company regularly reviews its capital structure. The Capital Reduction and Cash Distribution will allow the Group to achieve a more efficient capital structure and to reward Shareholders for their loyalty and support.

The Cash Distribution has been determined after taking into account, amongst other factors, the shareholders' equity of the Company, the Group's current cash flow generation, current working capital requirements and current financing facilities, and after setting aside sufficient reserves to meet foreseeable contingencies. The Group's balance sheet, following the Capital Reduction, is expected to remain strong. The financial resources available to the Group will be sufficient for its foreseeable near term operating and investment needs and to meet its budgeted capital expenditures in 2006, which are estimated to be approximately US$400 million.

As a global cargo transportation and logistics business, the Group is committed to growing its operations, both organically and by pursuing acquisitions that create value, to meet the foreseeable near term and long term needs of customers and its commitments to partners.

In view of the Cash Distribution, which is significantly higher than NOL's dividend policy, the Company does not anticipate paying out any further dividend for the financial year ending 30 December 2005. The Company remains committed to its stated dividend policy in future years, which is to pay the higher of an annual dividend of eight Singapore cents per share net, or a full year dividend payment of 20 per cent. of net profits.

The Directors have proposed to effect the Capital Reduction as described above so as to avoid any cancellation of Shares, thereby allowing each Shareholder to hold the same number of Shares and maintain the same shareholding in the Company.

2.8 **Taxation. Shareholders should note that the following statements are not to be regarded as advice on the tax position of any Shareholder or on any tax implications arising from the Capital Reduction. Shareholders who are in doubt as to their respective tax positions or any such tax implications or who may be subject to tax in a jurisdiction outside Singapore should consult their own professional advisers.**

Section 10I of the Income Tax Act provides that where a Singapore resident company makes a payment to its shareholders upon a reduction of its share capital and such a capital reduction is made out of "contributed capital" of the company, the payment to the shareholders will be treated as a return of capital and not as a payment of dividend. For Singapore income tax purposes, a return of capital would generally be treated as capital in nature and would not be taxable in Singapore to the shareholders.

A payment not made out of "contributed capital" would likely be deemed to be a dividend. As the Company is on the one-tier corporate tax system, any deemed dividend payment would be tax exempt in Singapore in the hands of Shareholders but will not carry any refundable or other tax credit.

In relation to the Cash Distribution to be made to Shareholders pursuant to the Capital Reduction:

(a) the amounts that are to be paid to Shareholders originating from the share premium account of the Company will likely be regarded as a return of capital and should not be treated as a distribution of dividend to Shareholders for purposes of Singapore income tax; and

(b) the amounts that are to be paid to Shareholders originating from the retained earnings of the Company will likely be deemed as a distribution of tax exempt dividend to Shareholders.

Subject to the approval of Shareholders and the Court for the Capital Reduction, each Shareholder will, through the annual dividend statement sent by CDP, be informed of the proportion of the Cash Distribution received by him as a return of capital and the proportion which is deemed as a tax exempt dividend.

2.9 **Conditions for the Capital Reduction.** The Capital Reduction is subject to, *inter alia*:

(a) the approval of Shareholders by way of a special resolution for the Capital Reduction at the EGM;

(b) the approval of the Court for the Capital Reduction; and

(c) all other relevant approvals and consents being obtained.

A copy of the Order of Court approving the Capital Reduction will subsequently be lodged with the Registrar of Companies and Businesses of Singapore.

2.10 **Payment Date.** On the lodgement of the office copy of the Order of Court confirming the Capital Reduction with the Registrar of Companies and Businesses of Singapore, the special resolution for the Capital Reduction shall take effect, and the Cash Distribution will be made thereafter. Subject to the conditions in paragraph 2.9 above being satisfied, it is currently expected that the Cash Distribution to be made pursuant to the Capital Reduction will be paid to Shareholders by 21 February 2006.

2.11 **Financial Effects of the Capital Reduction.** For illustrative purposes only, the financial effects of the Capital Reduction, based on the unaudited financial statements of the Group and the Company as at 23 September 2005, are set out below. The following assumptions have been made for the purposes of illustrating the financial effects of the Capital Reduction in this paragraph 2.11:

(a) an appropriation of S$0.64 per Share originating from the share premium account of the Company;

(b) an appropriation of S$0.28 per Share originating from the retained earnings of the Company;

(c) a spot rate of US$1 = S$1.70; and

(d) the total number of issued and fully paid-up Shares held as at 23 September 2005 being 1,453,475,876 Shares.

Share Capital

The Capital Reduction will have no effect on the share capital of the Company as the Capital Reduction will not result in a cancellation of Shares, or a change in the number of Shares, held by Shareholders immediately after the Capital Reduction.

Shareholders' Equity

The proforma financial effects of the Capital Reduction on the shareholders' equity of the Group and the Company as at 23 September 2005 are as follows:

	GROUP		COMPANY		
(US$'000)	As at 23 September 2005	Proforma after the Capital Reduction	As at 23 September 2005	Adjusted before the Capital Reduction[1]	Proforma after the Capital Reduction
Share capital	814,447	814,447	814,447	814,447	814,447
Share premium	556,586	9,395	556,586	556,586	9,395
Treasury shares	(1,053)	(1,053)	–	–	–
Foreign currency translation reserve	2,782	2,782	–	–	–
Retained earnings	1,059,268	819,872	365,537	964,537	725,141
Share-based compensation reserve	11,776	11,776	11,776	11,776	11,776
Hedging and fair value reserves	14,323	14,323	4,174	4,174	4,174
Shareholders' equity	2,458,129	1,671,542	1,752,520	2,351,520	1,564,933

Note:

[1] Adjusted for the payment of interim dividends of US$599 million as declared on 28 October 2005 by APL (Bermuda) Ltd. a wholly-owned subsidiary of the Company, to the Company assuming this was effected on 23 September 2005.

Net Tangible Assets

The proforma financial effects of the Capital Reduction on the NTA of the Group and the NTA per Share as at 23 September 2005 are as follows:

	GROUP	
	As at 23 September 2005	Proforma after the Capital Reduction
NTA (US$'000)	2,279,957	1,493,370
Number of issued and fully paid-up Shares ('000)	1,453,476	1,453,476
NTA per Share (US$)	1.57	1.03

Net Gearing

The proforma financial effects of the Capital Reduction on the net gearing of the Group as at 23 September 2005 are as follows:

	GROUP	
	As at 23 September 2005	**Proforma after the Capital Reduction**
Net (cash and cash equivalents)/ borrowings[1] (US$'000)	(190,101)	596,486
Shareholders' equity (US$'000)	2,458,129	1,671,542
Net Gearing[1] (times)	(0.08)	0.36

Note:

[1] For the purposes of the above calculations:

"**Net (cash and cash equivalents)/borrowings**" means the aggregate borrowings arising from secured and unsecured bank loans and secured finance lease liabilities, net of cash and cash equivalents; and

"**Net Gearing**" means the ratio of net (cash and cash equivalents)/borrowings to the shareholders' equity.

Return on Equity

The proforma financial effects of the Capital Reduction on the return on equity of the Group as at 23 September 2005 are as follows:

	GROUP	
	As at 23 September 2005	**Proforma after the Capital Reduction**
Net profit after tax and minority interest (US$'000)	640,261	640,261
Average shareholders' equity [1] (US$'000)	2,318,897	1,925,604
Return On Equity (%)	27.6	33.2

Note:

[1] For the purposes of the above calculations, "**Average shareholders' equity**" means the average of shareholders' equity as at 1 January 2005 and 23 September 2005.

The proforma consolidated balance sheet of the Group before and after the Capital Reduction, based on the unaudited balance sheet of the Group as at 23 September 2005, is set out in Appendix 1 to this Circular.

2.12 **Administrative Procedures for the Capital Reduction.** The following paragraphs set out the administrative procedures for the Capital Reduction.

2.12.1 ***Books Closure Date***

Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be entitled to receive a Cash Distribution of S$0.92 for each Share held as at the Books Closure Date.

Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be considered for purposes of the Capital Reduction on the basis of the number of such Shares registered in their names or standing to the credit of their Securities Accounts as at the Books Closure Date.

The Company will announce the Books Closure Date as soon as practicable after the EGM.

2.12.2 ***Shareholders holding Scrip Shares***

Shareholders who hold Shares registered in their own names in the Register of Members of the Company and who wish to deposit their Shares with CDP prior to the Books Closure Date must deliver their existing share certificates in respect of their Shares, together with the duly executed instruments of transfer in favour of CDP, tentatively by 16 January 2006 in order for their Securities Accounts maintained with CDP to be credited with the relevant Shares prior to the Books Closure Date. CDP will not accept the old share certificates in respect of Shares for deposit tentatively from 17 January 2006 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

2.12.3 ***Payment of the Cash Distribution***

Payment of the Cash Distribution pursuant to the Capital Reduction will be made in the following manner:

(a) *Scripless Shareholders*

Shareholders who are Depositors and who have Shares standing to the credit of their Securities Accounts as at the Books Closure Date will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by CDP by ordinary post at their own risk tentatively by 21 February 2006. Alternatively, such Shareholders will have payment of their respective entitlements to the Cash Distribution under the Capital Reduction made in such other manner as they may have agreed with CDP for the payment of dividends or other distributions tentatively by 21 February 2006.

(b) *Shareholders holding Scrip Shares*

Shareholders whose Shares are registered in the Register of Members of the Company as at the Books Closure Date will have the cheques for payment of their entitlements to the Cash Distribution under the Capital Reduction despatched to them by ordinary post at their own risk tentatively by 21 February 2006.

3. THE PROPOSED MODIFICATIONS TO THE SHARE PLANS

3.1 **The Share Plans.** The Share Option Plan was approved by Shareholders at an extraordinary general meeting of the Company held on 10 November 1999. The summary of the rules of the Share Option Plan was set out in the Circular to Shareholders dated 25 October 1999. The Share Option Plan was modified with the approval of Shareholders at an extraordinary general meeting held on 20 April 2004 (the "**2004 EGM**").

At the 2004 EGM, Shareholders also approved the adoption of the Performance Share Plan. A summary of the rules of the Performance Share Plan was set out in the Circular relating to the 2004 EGM.

3.2 **The Proposed Modifications to the Share Plans.** The following provisions in the rules of the Share Plans are proposed to be modified:

3.2.1 ***Share Option Plan/Performance Share Plan***

Existing Rule 3.14 of the Share Option Plan permits the Committee to adjust outstanding Options if a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place or if the Company shall make a declaration of a special dividend (whether interim or final and whether in cash or in specie).

Similarly, Existing Rule 9.1 of the Performance Share Plan permits the Committee to adjust outstanding Awards if a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place or if the Company shall make a declaration of a special dividend (whether interim or final and whether in cash or in specie).

Existing Rule 3.14 of the Share Option Plan and existing Rule 9.3 of the Performance Share Plan require any adjustment (except in relation to a capitalisation issue) to be confirmed in writing by the auditors of the Company to be, in their opinion, fair and reasonable.

However, both existing Rule 3.14 and existing Rule 9.1 currently do not allow any adjustments to be made in the event of a capital distribution if it does not involve (a) a variation of the issued ordinary share capital of the Company (for example, a cancellation of Shares pursuant to a capital reduction) or (b) the declaration of a special dividend. Making a capital distribution will have the same dilution effect on Options and Awards as a payment of a special dividend. In the same manner in which the Share Option Plan and the Performance Share Plan permit adjustments to Options and Awards respectively to be made in the event of a variation in the issued ordinary share capital of the Company or the declaration of a special dividend, adjustments should be similarly permitted in the event of the Company making a capital distribution.

Any determination by the Committee as to whether to make an adjustment and if so, the manner in which such adjustment should be made, would have to be confirmed by the auditors of the Company to be fair and reasonable, and comply with Listing Rule 850(2) of the Listing Manual.

3.2.2 ***Rationale for the Proposed Modifications***

The proposed modifications to Rule 3.14 of the Share Option Plan and Rule 9.1 of the Performance Share Plan will give the Committee the flexibility to determine whether an adjustment should be made (and if so, the manner in which it should be made) where the interests of holders of Options or Awards are diluted due to a capital distribution made by the Company.

While the Committee may have such discretion, any adjustment must be confirmed by the auditors of the Company to be fair and reasonable and such adjustment cannot be made in a way that would confer a benefit not received by Shareholders as required in Rule 850(2) of the Listing Manual.

3.3 **Appendix 2.** The proposed modifications to the Share Plans are set out in Appendix 2 to this Circular. The proposed modifications are subject to Shareholders' approval at the EGM, as well as the prior approval of the SGX-ST. The SGX-ST has granted its in-principle approval for the listing of, and quotation for, the new Shares arising from the exercise of Options or the vesting of Awards (as the case may be) under the modified Share Plans, subject to the approval of Shareholders to the proposed modifications to the Share Plans at the EGM. The in-principle approval of the SGX-ST is in no way reflective of the merits of the Share Plans, the proposed modifications to the Share Plans or the Company.

4. THE PROPOSED ADJUSTMENTS TO OUTSTANDING OPTIONS AND AWARDS

4.1 **The Capital Reduction and the Cash Distribution.** The Company is proposing the Capital Reduction and the Cash Distribution for the approval of Shareholders at the EGM.

4.2 **Proposed Adjustments to Options and Awards.** The Company is proposing the modifications to Rule 3.14 of the Share Option Plan and Rule 9.1 of the Performance Share Plan for the approval of Shareholders at the EGM. As the Company considers that the Capital Reduction and Cash Distribution are extraordinary events, KPMG Corporate Finance has been appointed as the independent financial adviser to the Directors to advise whether it is fair to adjust the subscription prices and/or the number of Shares comprised in the outstanding Options and/or the Awards as a result of the Capital Reduction and Cash Distribution ("**Adjustment Opinion**") and the proposed methods for such adjustments, if applicable (the "**Proposed Adjustment Methods**"), if the proposed modifications to Rule 3.14 of the Share Option Plan and Rule 9.1 of the Performance Share Plan and the Capital Reduction are approved by Shareholders at the EGM.

A copy of the letter dated 12 December 2005 from KPMG Corporate Finance (the "**IFA Letter**") setting out its Adjustment Opinion and the Proposed Adjustment Methods is set out in Appendix 3 to this Circular.

The opinion of KPMG Corporate Finance, the Proposed Adjustment Methods and the determination of the Committee are described below.

4.2.1 ***Opinion of KPMG Corporate Finance***

Taking into consideration all the factors set out in the IFA Letter and subject to the assumptions and qualifications set out therein and the circumstances prevailing as at the Latest Practicable Date, KPMG Corporate Finance is of the opinion that, as at the Latest Practicable Date, it is fair to adjust the subscription prices comprised in the outstanding Options and the number of Shares comprised in the outstanding Awards as a result of the Capital Reduction and Cash Distribution and that the Proposed Adjustment Methods are the Absolute Method (for adjusting the subscription prices comprised in the outstanding Options granted under the Share Option Plan) and the Proportional Method (for adjusting the number of Shares comprised in the outstanding Awards granted under the Performance Share Plan), both as described in paragraphs 4.2.3 and 4.2.4 below.

4.2.2 ***Proposed Adjustment Methods***

Taking into account the opinion of KPMG Corporate Finance and the Proposed Adjustment Methods proposed by KPMG Corporate Finance, the Committee has determined that it would be appropriate to make adjustments to the subscription prices of the outstanding Options granted under the Share Option Plan and the number of Shares comprised in the outstanding Awards granted under the Performance Share Plan.

The objectives of the Committee in determining which Proposed Adjustment Method to adopt are as follows:

(a) in order to be fair and reasonable to the Shareholders, the adjustment method chosen should not accord the holders of Options and Awards any more benefits than those received by Shareholders; and

(b) the chosen method should be easy to implement.

4.2.3 ***Proposed Adjustments to Outstanding Options***

The Committee has determined to use the Absolute Method as set out below in adjusting the subscription prices of the outstanding Options:

$$S_1 = S_0 - K$$

Where:

S_0 = the existing Option subscription price;

S_1 = the adjusted Option subscription price; and

K = the amount of Cash Distribution payment per Share.

If applied, the adjustment method would result in the subscription prices of the outstanding Options to be adjusted as follows:

Date of Grant	Current Subscription Price (S$)	Adjusted Subscription Price (S$)
31 December 2004	2.98	2.06

4.2.4 ***Proposed Adjustments to Outstanding Awards***

The Committee has determined to use the Proportional Method as set out below in adjusting the number of Shares comprised in the outstanding Awards:

$$N_1 = \frac{K}{SP_1} \times N_0$$

Where:

N_1 = the adjustment number of Shares to be added to N_0;

N_0 = the number of Shares comprised in the outstanding Awards;

SP_1 = the volume weighted average trading prices of the Shares for the three Market Days from (and including) the first day that the Shares are traded on an ex-entitlement basis; and

K = the amount of Cash Distribution payment per Share.

The adjustment to the number of Shares comprised in the outstanding Awards based on the Proportional Method as set out above will be announced in due course by way of SGXNET announcement released on the SGX-ST, as soon as practicable after "SP_1" as defined above has been determined.

4.2.5 ***Rationale for Adjustments***

In arriving at its decision, the Committee has taken the following factors into consideration:

(a) The Share Plans were established with the objective of giving the participants thereof a stronger and more lasting sense of identification with the Company. These plans were also intended to attract and retain employees and provide participants who are in the employment of the Group with incentives to reach higher standards of performance and to encourage greater dedication and loyalty.

(b) The outstanding Options and Awards are principally held by participants who are still in the employment of the Group. It is important that the participants remain motivated and contribute towards the prosperity of the Group, thereby contributing towards shareholder value.

(c) The Capital Reduction and the Cash Distribution by the Company to its own Shareholders are extraordinary events which merit an adjustment to the subscription prices of the outstanding Options and the number of Shares comprised in the outstanding Awards.

(d) There are precedents of other companies listed on the SGX-ST which, having the ability to do so under their respective share option schemes, have made adjustments to outstanding options granted under their respective share plans where a capital reduction resulting in a cash distribution has been paid.

4.2.6 ***Confirmation of Auditors***

PricewaterhouseCoopers, the auditors of the Company, has confirmed the proposed adjustments to the outstanding Options and Awards as set out in paragraphs 4.2.3 and 4.2.4 above to be, in its opinion, fair and reasonable.

Accordingly, subject to the approval of Shareholders to the proposed modifications to Rule 3.14 of the Share Option Plan and Rule 9.1 of the Performance Share Plan and the Cash Distribution being effected, the subscription prices of the outstanding Options and the number of Shares comprised in the outstanding Awards will be adjusted in the manner stated in paragraphs 4.2.3 and 4.2.4 above respectively.

4.3 **Financial Effects.** The proposed adjustments to the Options and Awards are not expected to have a material financial effect on the profit and loss and balance sheet of the Group.

4.4 **Timing.** The proposed adjustments to the Options and Awards are subject to the proposed modifications to Rule 3.14 of the Share Option Plan and Rule 9.1 of the Performance Share Plan and the Capital Reduction being approved by Shareholders at the EGM, and will be effected on the Effective Date, being the date on which the order of the Court confirming the Capital Reduction is lodged with the Registrar of Companies and Businesses of Singapore.

5. INDEPENDENT FINANCIAL ADVISER'S OPINION

5.1 **Independent Financial Adviser.** KPMG Corporate Finance has been appointed as the independent financial adviser to advise the Directors whether it is fair to adjust the subscription prices and/or the number of Shares comprised in the outstanding Options and/or Awards as a result of the Capital Reduction and Cash Distribution and the proposed methods for such adjustments to be made to the subscription prices and/or the number of Shares comprised in the outstanding Options and/or Awards, if applicable.

A copy of the IFA Letter from KPMG Corporate Finance setting out its Adjustment Opinion and the Proposed Adjustment Methods is set out in Appendix 3 to this Circular.

5.2 **Opinion of KPMG Corporate Finance.** Taking into consideration all the factors set out in the IFA Letter and subject to the assumptions and qualifications set out therein and the circumstances prevailing as at the Latest Practicable Date, KPMG Corporate Finance is of the opinion that, as at the Latest Practicable Date, it is fair to adjust the subscription prices comprised in the outstanding Options and the number of Shares comprised in the outstanding Awards as a result of the Capital Reduction and the Cash Distribution and that the Proposed Adjustment Methods are as follows:

(a) the Absolute Method for proposed adjustments to the outstanding Options; and

(b) the Proportional Method for proposed adjustments to the outstanding Awards.

KPMG Corporate Finance understands that the Committee's objectives are as follows:

(i) in order to be fair and reasonable to the Shareholders, the adjustment method chosen should not accord the holders of Options and Awards any more benefits than those received by Shareholders; and

(ii) the chosen method should be easy to implement.

KPMG Corporate Finance notes that the Absolute Method (for the proposed adjustment of the outstanding Options) and the Proportional Method (for the proposed adjustment of the outstanding Awards) meet the aforesaid objectives of the Committee and accordingly, KPMG Corporate Finance proposes that the Committee uses the Absolute Method for the adjustment of the subscription prices of the outstanding Options and the Proportional Method for the adjustment of the number of Shares comprised in the outstanding Awards as set out above.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDER'S INTERESTS

6.1 **Directors' Interests.** As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares				
Director	**Direct Interest**	**%**	**Deemed Interest**	**%**	**Number of Shares comprised in outstanding Options/Awards**
Cheng Wai Keung	250,000	0.017	–	–	129,000
Dr. Friedbert Malt	40,000	0.003	–	–	64,000
Ang Kong Hua	40,000	0.003	–	–	64,000
David Lim Tik En	140,000	0.010	–	–	867,000
Yasumasa Mizushima	–	–	–	–	48,000
James Connal Scotland Rankin	60,000	0.004	–	–	48,000
Willie Cheng Jue Hiang	30,000	0.002	5,000[1]	nm[2]	48,000
Robert Holland, Jr.	27,000	0.002	–	–	48,000
Christopher Lau Loke Sam	–	–	–	–	48,000
Timothy Charles Harris	–	–	–	–	–
Peter Wagner	–	–	–	–	–

Notes:

[1] Willie Cheng Jue Hiang is deemed to be interested in the 5,000 Shares held by his spouse.

[2] "nm" means "not meaningful".

6.2 **Substantial Shareholder's Interests.** As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares			
Substantial Shareholder	**Direct Interest**	**%**	**Deemed Interest**	**%**
Temasek Holdings (Private) Limited	383,465,362	26.38	611,745,970[1]	42.09

Note:

[1] Temasek is deemed to be interested in the 611,745,970 Shares held by its subsidiaries and associated companies.

6.3 **Abstention from voting.** All of the Directors (other than Timothy Charles Harris and Peter Wagner (the "**Specified Directors**") being Directors who do not hold Options/Awards) shall abstain from voting their respective Shares, if any, in respect of Resolution 2, being the Ordinary Resolution relating to the proposed modifications to the Share Plans at the EGM. Each such Director shall also decline to accept appointment as proxy for any Shareholder to vote in respect of Resolution 2, unless the Shareholder concerned shall have given instructions in his proxy form as to the manner in which his votes are to be cast in respect of Resolution 2.

7. DIRECTORS' RECOMMENDATIONS

7.1 **The Proposed Capital Reduction.** The Directors are of the opinion that the Capital Reduction is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Special Resolution relating to the Capital Reduction at the EGM.

7.2 **The Proposed Modifications to the Share Plans.** The Specified Directors, having regard to the opinion of KPMG Corporate Finance, are of the opinion that the proposed modifications to the Share Plans are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed modifications to the Share Plans.

8. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 36 to 40 of this Circular, will be held at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962, on 3 January 2006 at 10.30 a.m. for the purpose of considering and, if thought fit, passing, with or without any modifications, the Special and Ordinary Resolutions set out in the Notice of EGM.

9. ACTION TO BE TAKEN BY SHAREHOLDERS

9.1 **Abstention from voting.** As required under Listing Rule 859, any Shareholder who is eligible to participate in the Share Plans (such as employees of the Company and its subsidiaries) must abstain from voting in the EGM in respect of Resolution 2, being the Ordinary Resolution relating to the proposed modifications to the Share Plans. Such Shareholder should also decline to accept appointment as proxy for any Shareholder to vote in respect of Resolution 2, unless the Shareholder concerned shall have given instructions in his proxy form as to the manner in which his votes are to be cast in respect of Resolution 2.

9.2 **Appointment of Proxies.** Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 not later than 48 hours before the time fixed for the EGM. The completion and return of the proxy form by a Shareholder will not prevent him from attending and voting in person at the EGM in place of his proxy if he wishes to do so.

9.3 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder entitled to attend and vote at the EGM unless he is shown to have Shares entered against his name in the Depository Register as at 48 hours before the time fixed for holding the EGM, as certified by CDP to the Company.

10. CONSENTS

10.1 **PricewaterhouseCoopers.** PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its name and its letters of confirmation to the Company dated 12 December 2005 relating to the adequacy of balances in the Company's share premium account and retained earnings to effect the Capital Reduction and the Cash Distribution, the adjustments to the exercise prices of the outstanding Options granted under the Share Option Plan and the adjustments to the number of Shares comprised in the outstanding Awards granted under the Performance Share Plan, and all references thereto, in the form and context in which they appear in this Circular.

10.2 **KPMG Corporate Finance.** KPMG Corporate Finance has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its name and its IFA Letter and all references thereto, in the form and context in which they appear in this Circular.

11. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended 31 December 2004;

(b) the Share Plans;

(c) the letters of confirmation from PricewaterhouseCoopers to the Company dated 12 December 2005;

(d) the IFA Letter set out in Appendix 3 to this Circular; and

(e) the letters of consent of PricewaterhouseCoopers and KPMG Corporate Finance referred to in paragraph 10 above.

12. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been reviewed and approved by all the Directors and they (including those who have delegated detailed supervision of this Circular) collectively and individually accept responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, that the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors
Neptune Orient Lines Limited

Cheng Wai Keung
Chairman

APPENDIX 1

PROFORMA CONSOLIDATED BALANCE SHEET OF THE GROUP BEFORE AND AFTER THE CAPITAL REDUCTION

	As at 23 September 2005 US$'000	*Adjusted before the Capital Reduction[1] US$'000*	*Proforma after the Capital Reduction[2] US$'000*
Current Assets			
Cash and cash equivalents	707,963	986,963	200,376
Trade and other receivables	928,684	928,684	928,684
Inventories at cost	100,595	100,595	100,595
Derivative financial instruments	19,329	19,329	19,329
Other current assets	59,278	59,278	59,278
Total current assets	1,815,849	2,094,849	1,308,262
Non-current Assets			
Investments in associated companies	6,839	6,839	6,839
Investments in joint ventures	15,497	15,497	15,497
Long term investments	29,274	29,274	29,274
Property, plant and equipment	2,286,841	2,286,841	2,286,841
Deferred charges	1,425	1,425	1,425
Intangible assets	23,116	23,116	23,116
Goodwill arising on consolidation	221,453	221,453	221,453
Deferred income tax assets	39,049	39,049	39,049
Derivative financial instruments	31,813	31,813	31,813
Other non-current assets	56,834	56,834	56,834
Total non-current assets	2,712,141	2,712,141	2,712,141
TOTAL ASSETS	4,527,990	4,806,990	4,020,403
Current Liabilities			
Trade and other payables	878,599	878,599	878,599
Current income tax liabilities	44,892	44,892	44,892
Borrowings	6,276	56,276	56,276
Provisions	38,191	38,191	38,191
Derivative financial instruments	11,336	11,336	11,336
Other current liabilities	200,917	200,917	200,917
Total current liabilities	1,180,211	1,230,211	1,230,211
Non-current Liabilities			
Borrowings	511,586	740,586	740,586
Provisions	118,284	118,284	118,284
Deferred income	16,542	16,542	16,542
Deferred income tax liabilities	156,198	156,198	156,198
Other non-current liabilities	67,182	67,182	67,182
Total non-current liabilities	869,792	1,098,792	1,098,792
TOTAL LIABILITIES	2,050,003	2,329,003	2,329,003
NET ASSETS	2,477,987	2,477,987	1,691,400

APPENDIX 1

	As at 23 September 2005 US$'000	Adjusted before the Capital Reduction[1] US$'000	Proforma after the Capital Reduction[2] US$'000
Equity			
Share capital	814,447	814,447	814,447
Share premium	556,586	556,586	9,395
Treasury shares	(1,053)	(1,053)	(1,053)
Foreign currency translation reserve	2,782	2,782	2,782
Retained earnings	1,059,268	1,059,268	819,872
Share-based compensation reserve	11,776	11,776	11,776
Hedging and fair value reserves	14,323	14,323	14,323
Equity attributable to equity holders of the Company	2,458,129	2,458,129	1,671,542
Minority interest	19,858	19,858	19,858
TOTAL EQUITY	2,477,987	2,477,987	1,691,400
Net current assets	635,638	864,638	78,051

Notes:

[1] Adjusted for the drawdown of credit facilities made or to be made available to the Company assuming such drawdown was effected on 23 September 2005.

[2] The following assumptions have been made for the purposes of illustrating the financial effects of the Capital Reduction:

(a) an appropriation of S$0.64 per Share originating from the share premium account of the Company;

(b) an appropriation of S$0.28 per Share originating from the retained earnings of the Company;

(c) a spot rate of US$1 = S$1.70; and

(d) the total number of issued and fully paid-up Shares held as at 23 September 2005 being 1,453,475,876 Shares.

APPENDIX 2

THE PROPOSED MODIFICATIONS TO THE SHARE PLANS

Part 1

Share Option Plan

The proposed modification to the Share Option Plan is set out below. For ease of reference, the full text of the Rule 3.14 of the Share Option Plan which is proposed to be modified has been reproduced.

Existing Rule 3.14

3.14 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalization of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place or if the Company shall make a declaration of a special dividend (whether interim or final and whether in cash or in specie), then:-

(a) the subscription price of the Shares, the nominal value, class and/or number of Shares comprised in an Option to the extent unexercised; and/or

(b) the nominal value, class and/or number of Shares over which future Options may be granted under the Share Option Plan,

shall be adjusted in such manner as the Committee may determine to be appropriate.

The issue of securities as consideration for an acquisition, or a private placement of securities, or the cancellation of issued Shares purchased or acquired by the Company by way of a market purchase of such Shares undertaken by the Company on the SGX during the period when a share purchase mandate granted by shareholders of the Company (including any renewal of such mandate) is in force, shall not normally be regarded as a circumstance requiring adjustment, unless the Committee considers an adjustment to be appropriate.

Any adjustment (except in relation to a capitalization issue) must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be, in their opinion, fair and reasonable.

No adjustment shall be made if, as a result, the subscription price shall fall below the nominal value of a Share.

Proposed Modification to Existing Rule 3.14

Existing Rule 3.14 shall be deleted in its entirety and the following substituted therefor:

3.14 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalization of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place or if the Company shall make **a capital distribution or** a declaration of a special dividend (whether interim or final and whether in cash or in specie), then:

(a) the subscription price of the Shares, the nominal value, class and/or number of Shares comprised in an Option to the extent unexercised; and/or

(b) the nominal value, class and/or number of Shares over which future Options may be granted under the Share Option Plan,

shall be adjusted in such manner as the Committee may determine to be appropriate.

The issue of securities as consideration for an acquisition, or a private placement of securities, or the cancellation of issued Shares purchased or acquired by the Company by way of a market purchase of such Shares undertaken by the Company on the SGX during the period when a share purchase mandate granted by shareholders of the Company (including any renewal of such mandate) is in force, shall not normally be regarded as a circumstance requiring adjustment, unless the Committee considers an adjustment to be appropriate.

Any adjustment (except in relation to a capitalization issue) must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be, in their opinion, fair and reasonable.

No adjustment shall be made if, as a result, the subscription price shall fall below the nominal value of a Share.

Part 2

Performance Share Plan

The proposed modification to the Performance Share Plan is set out below. For ease of reference, the full text of the Rule 9.1 of the Performance Share Plan which is proposed to be modified has been reproduced.

Existing Rule 9.1

9.1 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place or if the Company shall make a declaration of a special dividend (whether interim or final and whether in cash or in specie), then:-

(a) the nominal amount, class and/or number of Shares which are the subject of an Award to the extent not yet Vested; and/or

(b) the nominal amount, class and/or number of Shares in respect of which future Awards may be granted under the Plan,

shall be adjusted in such manner as the Committee may, in its absolute discretion, determine to be appropriate.

Proposed Modification to Existing Rule 9.1

Existing Rule 9.1 shall be deleted in its entirety and the following substituted therefor:

9.1 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place or if the Company shall make **a capital distribution or** a declaration of a special dividend (whether interim or final and whether in cash or in specie), then:-

(a) the nominal amount, class and/or number of Shares which are the subject of an Award to the extent not yet Vested; and/or

(b) the nominal amount, class and/or number of Shares in respect of which future Awards may be granted under the Plan,

shall be adjusted in such manner as the Committee may, in its absolute discretion, determine to be appropriate.

APPENDIX 3

LETTER FROM KPMG CORPORATE FINANCE PTE LTD TO THE DIRECTORS IN RELATION TO THE PROPOSED ADJUSTMENTS TO THE OUTSTANDING OPTIONS AND AWARDS GRANTED UNDER THE SHARE PLANS

Private and confidential

The Directors
Neptune Orient Lines Limited
456 Alexandra Road
#06-00 NOL Building
Singapore 119962

12 December 2005

Dear Sirs

PROPOSED ADJUSTMENTS TO THE OUTSTANDING OPTIONS AND AWARDS GRANTED UNDER THE SHARE PLANS

For the purpose of this letter, terms not otherwise defined herein shall have the same meaning given as in the circular dated 12 December 2005 to the shareholders of Neptune Orient Lines Limited (the "Circular").

1 Introduction

This letter has been prepared for inclusion in the Circular dated 12 December 2005 to be issued by Neptune Orient Lines Limited (the "Company" or "NOL") to its Shareholders in connection with, *inter alia*, the proposed adjustments to the outstanding Options granted under the NOL Share Option Plan (the "Share Option Plan") and the outstanding Awards granted under the NOL Performance Share Plan (the "Performance Share Plan") (collectively, the "Share Plans") pursuant to the proposed capital reduction and cash distribution by the Company.

NOL is proposing a capital reduction by reducing the share premium account and retained earnings of the Company (the "Capital Reduction") and distributing cash back to the shareholders of NOL (the "Cash Distribution").

KPMG Corporate Finance Pte Ltd ("KPMG Corporate Finance") has been appointed as the independent financial adviser to advise the Directors on whether it is fair to adjust the subscription prices and/or the number of Shares comprised in the outstanding Options and/or Awards granted pursuant to the Share Plans, as a result of the Capital Reduction and the Cash Distribution ("Adjustment Opinion") and the proposed methods for such adjustments to be made to the subscription prices and/or the number of Shares comprised in the outstanding Options and/or Awards, if applicable (the "Proposed Adjustment Methods").

Existing Rule 3.14 of the Share Option Plan permits the Committee to adjust outstanding Options if a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place or if the Company shall make a declaration of a special dividend (whether interim or final and whether in cash or in specie).

Similarly, Existing Rule 9.1 of the Performance Share Plan permits the Committee to adjust outstanding Awards if a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place or if the Company shall make a declaration of a special dividend (whether interim or final and whether in cash or in specie).

Existing Rule 3.14 of the Share Option Plan and existing Rule 9.3 of the Performance Share Plan require any adjustment (except in relation to a capitalisation issue) to be confirmed in writing by the auditors of the Company to be, in their opinion, fair and reasonable.

However, both existing Rule 3.14 and existing Rule 9.1 currently do not allow any adjustments to be made in the event of a capital distribution if it does not involve (a) a variation of the issued ordinary share capital of the Company (for example, a cancellation of Shares pursuant to a capital reduction) or (b) the declaration of a special dividend. Making a capital distribution will have the same dilution effect on Options and Awards as a payment of a special dividend. In the same manner in which the Share Option Plan and the Performance Share Plan permit adjustments to Options and Awards respectively to be made in the event of a variation in the issued ordinary share capital of the Company or the declaration of a special dividend, adjustments should be similarly permitted in the event of the Company making a capital distribution.

Any determination by the Committee as to whether to make an adjustment and if so, the manner in which such adjustment should be made, would have to be confirmed by the auditors of the Company to be fair and reasonable, and comply with Rule 850(2) of the Listing Manual.

2 Terms of Reference

KPMG Corporate Finance has been appointed as the independent financial adviser to advise the Directors on whether it is fair to adjust the subscription prices and/or the number of Shares comprised in the outstanding Options and/or Awards, as a result of the Capital Reduction and the Cash Distribution and the proposed methods for such adjustments to be made to the subscription prices and/or the number of Shares comprised in the outstanding Options and/or Awards, if applicable.

For the avoidance of doubt, our Adjustment Opinion and the Proposed Adjustment Methods are rendered on the assumption that the proposed modifications to Rule 3.14 of the Share Option Plan and Rule 9.1 of the Performance Share Plan and the Capital Reduction and Cash Distribution are approved and carried out. We were neither a party to, nor were we involved in, the discussions with the Directors in relation to the Capital Reduction. We were also not involved in the deliberations leading to the Company's decision to propose the Capital Reduction.

In carrying out our role, we have confined our Adjustment Opinion and the Proposed Adjustment Methods to the likely impact of the Capital Reduction on the underlying market price of the Company's shares and consequently, on the interests of the participants of the Share Plans (the "Participants"). In rendering our Adjustment Opinion and recommending the Proposed Adjustment Methods, we have not had regard to the specific investment objectives, work performance, financial situation, tax status, risk profile or particular needs and constraints of any individual Participant.

It is not within our terms of reference to evaluate, comment or express an opinion on the financial impact, commercial risks or merits of the Capital Reduction on the shareholders of the Company, or the potential impact on either the current or future financial performance or prospects of the Company after the Capital Reduction or completion of the option adjustment after taking into account our Adjustment Opinion and the Proposed Adjustment Methods. Such evaluations or comments remain the responsibility of the Directors and the management of the

Company, although we may draw upon their views or make such comments in respect thereof (to the extent deemed necessary or appropriate by us) in arriving at our Adjustment Opinion and the Proposed Adjustment Methods. We are therefore not expressing any view herein as to the prices at which the Company's shares may trade from the first Market Day on which the said shares trade after the Cash Distribution.

In evaluating the financial impact of the Capital Reduction on the Participants and arriving at our Adjustment Opinion and the Proposed Adjustment Methods, we have relied on publicly available information collated by us and information provided by the Directors and management of the Company, including those relating to the Company. No representation or warranty, expressed or implied, is made and no responsibility is accepted by us concerning the accuracy, completeness or adequacy of the information.

Our Adjustment Opinion and the Proposed Adjustment Methods in this letter are based on prevailing market, economic, industry, monetary and other conditions (where applicable), and the information made available to us as at the Latest Practicable Date.

Our Adjustment Opinion and the Proposed Adjustment Methods in this letter are addressed to the Directors to advise them on whether adjustments should be made to the subscription prices and/or the number of Shares comprised in the outstanding Options and/or Awards as a result of the Capital Reduction, and the proposed methods for such adjustments to be made to the subscription prices and/or the number of Shares comprised in the outstanding Options and/or Awards, if applicable. Any recommendation of the Directors to the Shareholders in respect of the proposed modifications to Rules 3.14 and 9.1 of the respective Share Plans shall remain the responsibility of the Directors.

While a copy of this letter may be reproduced in the Circular, neither the Company nor the Directors may reproduce, disseminate or quote this letter (or any part thereof) for any other purposes at any time and in any manner without the prior consent of KPMG Corporate Finance in each specific case.

Our Adjustment Opinion and the Proposed Adjustment Methods should be considered in the context of the entirety of this letter and the Circular.

3 Details of the Capital Reduction and the Cash Distribution

The Company is proposing the Capital Reduction pursuant to which the Company will return to Shareholders S$0.92 for each Share held as at the Books Closure Date.

Based on the issued share capital of the Company of approximately S$1,453 million comprising approximately 1,453 million Shares as at the Latest Practicable Date, an aggregate amount of approximately S$1.34 billion will be returned to Shareholders pursuant to the Capital Reduction. The actual amount to be returned to Shareholders pursuant to the Capital Reduction will be based on the issued share capital of the Company as at the Books Closure Date.

4 Details of the Outstanding Options and Awards

The Company has granted Options under the Share Option Plan which are exercisable into Shares. The Company has also granted Awards under the Performance Share Plan pursuant to which the Company may, subject to conditions being fulfilled, deliver Shares, free of payment, to the holders of such Awards, either in the form of new Shares or existing Shares, upon the vesting of the Awards, or pay cash, rather than deliver Shares.

The actual amount of the aggregate Cash Distribution to be paid pursuant to the Capital Reduction will be based on the issued share capital of the Company as at the Books Closure Date, taking into account the issue of new Shares arising from the exercise of any Options and the vesting of Awards described above, on or before the Books Closure Date.

APPENDIX 3

A summary of the outstanding Options and Awards as at the Latest Practicable Date is as follows:

(a) Summary of outstanding Options as at the Latest Practicable Date

Grant Date	Subscription Price	Term (Years)	Exercise Period	Balance
31 Dec '04	S$2.98	10	31 Dec '05 – 30 Dec '14	15,900,000
31 Dec '04	S$2.98	5	31 Dec '05 – 30 Dec '09	641,000
Total Balance				**16,541,000**

(b) Summary of outstanding Awards as at the Latest Practicable Date

Vesting Date	Balance
2 Jan '06	470,664
2 Jan '07	470,667
2 Jan '08	470,669
Total Balance	**1,412,000**

Note: Participants are not required to pay for the grant of Awards

5 Adjustments to the Subscription Prices and/or the Number of Shares Comprised in the Outstanding Options and/or Awards Pursuant to the Capital Reduction and the Cash Distribution

In considering whether an adjustment is needed to the terms of the outstanding Options and/or Awards, we have considered the following:

5.1 Objectives of the Share Plans

We note that the Share Plans were established with the objective of giving the Participants a stronger and more lasting sense of identification with the Company. These plans were also intended to attract and retain employees and provide Participants who are in the employment of the Group with incentives to reach higher standards of performance and to encourage greater dedication and loyalty.

5.2 Precedents of other Companies Listed on the SGX-ST

In assessing whether the subscription prices and/or the number of Shares comprised in the outstanding Options and/or Awards should be adjusted as a result of the Capital Reduction and the Cash Distribution, we have considered what other listed companies have done in similar circumstances.

APPENDIX 3

We have randomly selected and reviewed some of the employee share option schemes ("ESOS") and performance share plans ("PSP") of companies listed on the SGX-ST and have identified 9 precedents whereby the relevant committees responsible for administering the share plans of the said companies have been given the discretion to adjust the terms of their employee share options pursuant to the declaration of special dividends.

	Precedent Companies	Year of Adoption[2]
1	Singapore Airport Terminal Services Limited ("SATS) (for PSP)[1]	2005
2	Pan-United Marine Limited (for PSP)[1]	2005
3	Singapore Exchange Limited (for PSP)[1]	2005
4	Singapore Airlines Limited (for PSP)[1]	2005
5	Sembcorp Industries Limited ("SCI") (for ESOS and PSP)	2005[3]
6	Sembcorp Logistics Ltd (for ESOS and PSP)	2005[3]
7	Sembcorp Marine Limited (for ESOS)	2005[3]
8	SIA Engineering Company Limited ("SIAEC") (for ESOS)	2004[3]
9	SATS (for ESOS)	2004[3]

Notes:

1. This plan is in addition to the company's existing ESOS.
2. It is assumed that the proposed plans (or proposed modifications, as the case may be) were adopted in the year which the circular was issued.
3. Year that the existing plans were modified.

The PSPs of the first 4 companies were newly adopted and the terms of their new plans allow for adjustments to be made to the terms of their outstanding awards in the event that a special dividend is paid. Of the above 9 precedents, 5 companies later amended their original ESOS and/or PSPs in order that their relevant committees can exercise their own discretion to adjust the terms of the ESOS and/or PSPs following a declaration of special dividends.

Of the 9 precedent cases shown above, the following companies adjusted the subscription prices of the employee share options after they had declared and paid special dividends:

Company	Date Special Dividend Declared	Net Special Dividend per Share	Amount by which the Subscription Price was Reduced	Approach Used
SCI	January 2005	S$0.05	S$0.05	Absolute Method
SATS	May 2004	S$0.296	S$0.30	Absolute Method
SIAEC	May 2004	S$0.20	S$0.20	Absolute Method

Source: SGX Website for company circulars

6 Suggested Adjustment Methodologies

The following methods can be used for adjusting the subscription price and/or the number of Shares comprised in the outstanding Options and/or Awards granted pursuant to the Share Plans:

6.1 Adjustments to the outstanding Options Under the Share Option Plan

(a) Absolute Method

The formula for adjusting the subscription price of the outstanding Options under the Share Option Plan using the Absolute Method is shown as follows:

$$S_1 = S_0 - K$$

Where:

S_0	=	the existing Option subscription price;
S_1	=	the adjusted Option subscription price; and
K	=	the amount of Cash Distribution payment per Share.

Using the Absolute Method to adjust for the subscription price is intuitively logical and is also very easy to implement, especially since only one variable is to be adjusted. It assumes a direct correlation between the amount paid per Share and the expected fall in the Share price on ex-Cash Distribution date. It also assumes that there is no change in the time value of the Option and therefore seeks to maintain the value of the Option by an adjustment of the absolute value of the Cash Distribution to the subscription price. However, it ignores the timeline of the Options.

Although the formula is simplistic, it can be mathematically approximate to the more theoretically sound methods such as the binomial, trinomial or Black-Scholes methods in situations where the time value of the Option is low.

(b) Binomial/Trinomial Methods

Under these Methods, the value of the Options immediately prior to the announcement of the Cash Distribution is determined using certain parameters. Then, based on the assumption that the underlying Share price will be reduced by the amount of the Cash Distribution, the revised subscription price is calculated such that the value of the Options remains unchanged.

As both these Methods consider the time value of Options, they are theoretically sound methods.

The Binomial Method constructs a tree lattice which represents the movements of the Shares under geometric Brownian motion and prices the Option relative to the Share price through means of backwards induction.

The value of a call at the respective node using the Binomial Method is as follows:

$$C_{ij} = Max \{S u^j d^{i-j} - X,\ e^{-r(t)} [pC_{i+1,j+1} + (1-p)C_{i+1,j}]\}$$

Where:

S	=	the existing Share price;
u	=	the upside movement of the Share price;
d	=	the downside movement of the Share price;
X	=	the subscription price of the Option;
r	=	the risk free rate;
j	=	the number of nodes: 0, 1, 2, 3..., i;
t	=	time remaining until expiration, expressed as a percent of a year;
p	=	probability of upside; and
C	=	call value at the respective node.

The Trinomial Method is similar to the Binomial Method in that it employs a lattice-type method for pricing Options. The exceptions are that the Trinomial Method uses a 3-pronged path as opposed to the 2-pronged path seen with Binomial trees. Because of this, it approaches an accurate value faster than in the Binomial Method.

APPENDIX 3

The value of a call at the respective node using the Trinomial Method is as follows:

$$C_{ij} = \text{Max}\{Su^{\max(0,j-i)}d^{\max(0,2i-j)} - X, e^{-r(t)}[p_u C_{i+2j+2} + p_m C_{i+1j+1} + p_d C_{i+1j}]\}$$

Where the probability of each is given below

$$p_u = \left(\frac{e^{(r-D)(T-t)/2} - e^{-\sigma\sqrt{(T-t)/2}}}{e^{\sigma\sqrt{(T-t)/2}} - e^{-\sigma\sqrt{(T-t)/2}}} \right)^2$$

$$p_d = \left(\frac{e^{\sigma\sqrt{(T-t)/2}} - e^{(r-D)(T-t)/2}}{e^{\sigma\sqrt{(T-t)/2}} - e^{-\sigma\sqrt{(T-t)/2}}} \right)^2$$

$$p_m = 1 - p_d - p_u$$

Where:

S	=	the existing Share price;
u	=	the upside movement of the Share price;
d	=	the downside movement of the Share price;
D	=	the amount of the Cash Distribution;
m	=	the middle movement of the Share price;
X	=	the subscription price of the Option;
r	=	the risk free rate;
T-t	=	time to maturity;
σ	=	annual volatility of Share price (the standard deviation of the short-term returns over one year);
j	=	the number of nodes: 0, 1, 2, 3…,*i*;
p	=	probability of an outcome; and
C	=	call value at the respective node.

If similar assumptions are used and computed for a sufficient number of branches, the Binomial and Trinomial Methods will eventually converge.

Issues with Using the Binomial and Trinomial Methods

While the Binomial and Trinomial valuation methods are theoretically sound, determining the accuracy of variables to be used in the computation poses a challenge.

In particular, assumptions on volatility, dividend yield and share price after special payments have a significant impact on the valuation and the corresponding adjustments necessary to maintain equivalence of value before and after the adjustment.

Dividend yield and volatility used in the computation is applied as a percentage of share price. In the case of share price, changes are resultant from stock splits although earnings are distributed across a larger number of number of shares, it is not unreasonable to assume that the dividend yield remains proportionally constant.

However, in the case of capital reductions whereby the total number of shares is not affected, it can be expected that the share price will reduce. However, the extent of the change is more difficult to anticipate, therefore making it difficult to accurately estimate the appropriate dividend yield and volatility.

(c) Modified Black-Scholes (Dividend Paying) Method

The principle of making the adjustment under this method is the same as that of the Binomial or Trinomial Methods.

The Modified Black-Scholes formula for valuing an option is as follows:

$$OP = Se^{-dt}N(d_1) - Xe^{-rt}N(d_2)$$

Where:

OP = value of an option

$$d_1 = \left(\frac{\ln\left(\frac{S}{X}\right) + \left(r - d + \frac{\sigma^2}{2}\right)t}{\sigma\sqrt{t}} \right)$$

d_2 = $d_1 - \sigma\sqrt{t}$;

S = Share price;

X = subscription price;

d = dividend yield;

t = time remaining until expiration, expressed as a percent of a year;

r = current continuously compounded risk-free interest rate;

σ = annual volatility of Share price (the standard deviation of the short-term returns over one year); and

N(x) = standard normal cumulative distribution function.

The Modified Black-Scholes Method is less complex than the Binomial or Trinomial Methods and can easily be constructed as a single formula. However, assumptions are required on more variables (that is, new share price, dividend yield and volatility), thereby creating greater subjectivity if any of the assumptions are not valid.

In addition, the Modified Black-Scholes Method is more applicable to European Options and not American Options, of which the latter are typically more similar in terms of characteristics, to employee share options.

6.2 Calculation Method for Awards under the Performance Share Plan

Since Participants are not required to pay for the grant of Awards, no adjustment can be made to the subscription price of the Award. Therefore, adjustments can be made only to the number of Shares comprised in the Awards not yet vested. The method available for calculating such adjustments is as follows:

Proportional method

The proportional method for computing the number of Shares comprised in the outstanding Awards is as follows:

$$N_1 = \frac{K}{SP_1} \times N_0$$

Where:

N_1 = the adjustment number of Shares to be added to N_0;

N_0 = the number of Shares comprised in the outstanding Awards;

SP_1 = the volume weighted average trading prices of the Shares for the three Market Days from (and including) the first day that the Shares are traded on an ex-entitlement basis; and

K = the amount of Cash Distribution payment per Share.

With specific regard to the use of SP_1, we are of the view that it is not unreasonable that a volume weighted average of the Share price of three days following an ex-entitlement basis is used to determine the Share price as reflected in the above formula.

Although the above method is easy to implement and to compute, it is important to note that the proposed adjustment to the number of Shares comprised in the outstanding Awards resulting in additional Shares to be awarded under the Performance Share Plan should not result in the Company exceeding the 15% limit as specified in Rule 8.1 of the Performance Share Plan.

Payment in Cash

Should the Committee have concerns about the 15% limit, it has the option to pay cash to the Participants of the Performance Share Plan instead of delivering new Shares. In this case, the amount of cash to be paid would be equivalent to the Cash Distribution amount to be paid per Share.

6.3 Committee's Objectives

We understand that the Committee's objectives are as follows:

(a) in order to be fair and reasonable to the Shareholders, the adjustment method chosen should not accord the holders of Options and Awards any more benefits than those received by Shareholders; and

(b) the chosen method should be easy to implement.

7 Recommendations

In arriving at our conclusion as to whether adjustments should be made to the subscription prices and/or the number of Shares comprised in the outstanding Options and/or Awards granted pursuant to the Share Plans as a result of the Capital Reduction and the Cash Distribution, we have considered the following:

- the objectives of the Share Option Plan and the Performance Share Plan;
- the terms of selected share option schemes and performance share plans as approved by shareholders of other companies listed on the SGX-ST; and
- the adjustments made pursuant to special distributions recently made by other companies listed on the SGX-ST.

We note that the objectives of the Share Option Plan and the Performance Share Plan are to incentivise the employees and while the relevant documents do not specifically require an adjustment to be made in the case of a special cash distribution such as the one that is being contemplated, in our view it would be fair to make an appropriate adjustment as otherwise, the existing Shareholders would benefit from the Cash Distribution to the detriment of the Participants of the Share Option Plan and the Performance Share Plan.

We also note that the selected share option schemes and performance share plans of other companies listed on SGX-ST empower their relevant committees to make an appropriate adjustment in the event of special distributions and, in certain cases where such special distributions have been made, have gone on to make the appropriate adjustments.

In arriving at our conclusions on the method of adjustment for the outstanding Options granted under the Share Option Plan, we have considered the following:

- Absolute Method;
- Modified Black-Scholes Method;
- Binomial/Trinomial Method; and
- the objectives of the Committee.

Although in our view, the Binomial/Trinomial methods are in theory the most appropriate methodologies to make the relevant adjustments, they are complicated and difficult to understand and may therefore lead to a lack of clarity at the shareholder level as well as for the Participants. Accordingly, keeping in view the Committee's objective of choosing a method of adjustment that is easy to implement, we would recommend that the Absolute Method be used to make the necessary adjustment.

In arriving at our conclusions on the method of adjustment for the Shares comprised in the outstanding Awards granted under the Performance Share Plan, we have considered the following:

- Proportional Method;
- Payment in Cash; and
- the objectives of the Committee.

Since participants are not required to pay for the grant of Awards, no adjustment can be made to the subscription price of the Awards. As such, we would recommend that the Proportional Method as set out in paragraph 6.2 be adopted to compute the value of the adjustment required. It is intuitive and also conforms to the Committee's requirement for the chosen adjustment method to be easy to implement. We note that the Committee has the option of paying cash instead of delivering Shares under the Performance Share Plan. This would entail paying out the adjustment equivalent in cash instead of delivering new Shares. In addition, the payment could be timed with the vesting of the Awards in order to maintain equivalence of the quantum as well as time value in accordance with the Performance Share Plan. However, an adjustment through the issue of additional Shares will permanently increase the total number of Shares issued and therefore will have a long term dilutive impact.

Yours faithfully
For and on behalf of
KPMG Corporate Finance Pte Ltd

Vishal Sharma
Director

NOTICE OF EXTRAORDINARY GENERAL MEETING

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 196800632D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of Neptune Orient Lines Limited (the "**Company**") will be held at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962 on Tuesday, 3 January 2006 at 10.30 a.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolution 2 will be proposed as an Ordinary Resolution:

Resolution 1: Special Resolution
The Proposed Capital Reduction and Cash Distribution to Shareholders

That pursuant to Article 54(2) of the Articles of Association of the Company and subject to the confirmation of the High Court of the Republic of Singapore, an amount of S$0.92 be returned to the holders (the "**Shareholders**") of the ordinary shares of S$1 each in the capital of the Company (the "**Ordinary Shares**") for each issued and fully paid-up Ordinary Share held as at a books closure date to be determined by the Directors (the "**Books Closure Date**"), as follows:

A. ***In the event that the Effective Date (as defined in the Schedule below) falls on a date prior to the Appointed Date (as defined in the Schedule below):***

(1) Reduction of Share Premium Account

the sum standing to the credit of the share premium account of the Company be reduced by a sum to be determined by returning to the Shareholders an amount in cash represented by "**A**" (as calculated in the Schedule below) for each issued and fully paid-up Ordinary Share held as at the Books Closure Date;

(2) Capitalisation of Retained Earnings

subject to and forthwith upon the preceding paragraph (1) taking effect:

(a) all of the Ordinary Shares (both issued and unissued) in the capital of the Company be subdivided in such manner that every one of the said Ordinary Shares shall constitute 100 ordinary shares of S$0.01 each (on which, in the case of ordinary shares of S$0.01 each created pursuant to the subdivision of Ordinary Shares in the issued and paid-up share capital of the Company, the sum of S$0.01 shall be credited as having been fully paid-up for each ordinary share), and the par value of each Ordinary Share (both issued and unissued) be reduced from S$1 to S$0.01;

(b) a sum represented by "**B**" (as calculated in the Schedule below) forming part of the retained earnings of the Company be capitalised and applied in paying up in full at par for such number of unissued ordinary shares of S$0.01 each in the capital of the Company (the "**Additional Ordinary Shares**", each an "**Additional Ordinary Share**") represented by "**C**" (as calculated in the Schedule below), and the Additional Ordinary Shares be allotted and issued credited as fully paid-up to the Shareholders in the proportion of such number of Additional Ordinary Shares represented by "**D**" (as calculated in the Schedule below) for each issued and fully paid-up Ordinary Share held by them as at the Books Closure Date, and forthwith upon the allotment and issue of the Additional Ordinary Shares, the Additional Ordinary Shares be cancelled in their entirety, and the sum represented by "B" arising from such cancellation be returned to the respective holders of the Additional Ordinary Shares on the basis of S$0.01 for each Additional Ordinary Share so cancelled; and

(c) all of the ordinary shares of S$0.01 each (both issued and unissued) created pursuant to the subdivision of Ordinary Shares each be consolidated in such manner that every 100 of the said ordinary shares shall constitute one Ordinary Share (on which, in the case of Ordinary Shares created pursuant to the consolidation of ordinary shares of S$0.01 each in the issued and paid-up share capital of the Company, the sum of S$1 shall be credited as having been fully paid-up for each Ordinary Share), and the par value of each ordinary share (both issued and unissued) be increased from S$0.01 to S$1; and

(3) Authority to Directors

the Directors and each of them be and are hereby authorised to do all acts and things as they may consider necessary or expedient to give effect to the preceding paragraphs (1) and (2).

B. *Alternatively, in the event that the Effective Date falls on a date on or after the Appointed Date*:

(4) Reduction of Issued and Paid-Up Share Capital

the issued and paid-up share capital of the Company be reduced by a sum represented by "**E**" (as calculated in the Schedule below) and that such reduction be effected by allotting and issuing to the Shareholders such number of ordinary shares in the capital of the Company (the "**New Ordinary Shares**", each a "**New Ordinary Share**") represented by "**F**", and the New Ordinary Shares be allotted and issued credited as fully paid-up to the Shareholders in the proportion of one New Ordinary Share for each issued and fully paid-up Ordinary Share held by them as at the Books Closure Date, and forthwith upon the allotment and issue of the New Ordinary Shares, the New Ordinary Shares be cancelled in their entirety, and the sum represented by "**E**" be returned to the respective holders of the New Ordinary Shares on the basis of a sum represented by "**G**" (as calculated in the Schedule below) for each New Ordinary Share so cancelled;

(5) Capitalisation of Retained Earnings

subject to and forthwith upon the preceding paragraph (4) taking effect, a sum represented by "**H**" (as calculated in the Schedule below) forming part of the retained earnings of the Company be capitalised and applied in paying up in full for such number of ordinary shares in the capital of the Company (the "**Bonus Ordinary Shares**", each a "**Bonus Ordinary Share**") represented by "**I**" (as calculated in the Schedule below), and the Bonus Ordinary Shares be allotted and issued credited as fully paid-up to the Shareholders in the proportion of one Bonus Ordinary Share for each issued and fully paid-up Ordinary Share held by them as at the Books Closure Date, and forthwith upon the allotment and issue of the Bonus Ordinary Shares, the Bonus Ordinary Shares be cancelled in their entirety, and the sum represented by "**H**" arising from such cancellation be returned to the respective holders of the Bonus Ordinary Shares on the basis of a sum represented by "**J**" (as calculated in the Schedule below) for each Bonus Ordinary Share so cancelled; and

(6) Authority to Directors

the Directors and each of them be and are hereby authorised to do all acts and things as they may consider necessary or expedient to give effect to the preceding paragraphs (4) and (5).

THE SCHEDULE

"**Appointed Date**" means the date which the Minister for Finance may, by notification in the Gazette, appoint as the date on which the Companies (Amendment) Act 2005 (Act Number 21 of 2005) shall come into operation.

"**Effective Date**" means the date on which the proposed capital reduction exercise contemplated under this Resolution 1 becomes effective.

$$A = \frac{P}{Q}$$

where:

A = the amount in S$ (rounded down to the nearest cent) to be returned to the Shareholders from the share premium account of the Company for each issued and fully paid-up Ordinary Share held as at the Books Closure Date;

P = the amount in S$ (based on the S$ – US$ spot rate as at the close of the Books Closure Date appearing in the "Currencies" section of the Singapore Business Times) standing to the credit of the share premium account of the Company as at the Books Closure Date; and

Q = the total number of issued and fully paid-up Ordinary Shares as at the Books Closure Date.

$$B = Q \times (0.92 - A)$$

where:

B = the amount in S$ to be capitalised from the retained earnings of the Company;

Q = as in "**Q**" above; and

A = as in "**A**" above (in S$).

$$C = 100 \times R$$

where:

C = the total number of Additional Ordinary Shares to be allotted and issued to the Shareholders; and

R = the number represented by "**B**" above.

$$D = \frac{C}{Q}$$

where:

D = the number of Additional Ordinary Shares to be allotted and issued to the Shareholders for each Ordinary Share held by them as at the Books Closure Date;

C = as in "**C**" above; and

Q = as in "**Q**" above.

THE SCHEDULE

E = G x Q

where:

E = the amount in S$ to be reduced from the issued and paid-up share capital of the Company;

G = the amount in S$ (rounded down to the nearest cent) to be returned to the Shareholders from the issued and paid-up share capital of the Company for each issued and fully paid-up Ordinary Share held as at the Books Closure Date, based on the amount standing to the credit of the share premium account of the Company as at the date immediately preceding the Appointed Date; and

Q = as in "**Q**" above.

F = the total number of New Ordinary Shares to be allotted and issued to the Shareholders, such number being the equivalent number represented by "**Q**" above.

$$G = \frac{S}{Q}$$

where:

G = as in "**G**" above;

S = the amount in S$ (based on the S$ – US$ spot rate as at the close of the Books Closure Date appearing in the "Currencies" section of the Singapore Business Times) standing to the credit of the share premium account of the Company as at the date immediately preceding the Appointed Date; and

Q = as in "**Q**" above.

H = Q x (0.92 – G)

where:

H = the amount in S$ to be capitalised from the retained earnings of the Company;

Q = as in "**Q**" above; and

G = as in "**G**" above.

I = the total number of Bonus Ordinary Shares to be allotted and issued to the Shareholders, such number being the equivalent number represented by "**Q**" above.

$$J = \frac{H}{Q}$$

where:

J = the amount in S$ to be returned to the Shareholders from the retained earnings of the Company for each issued and fully paid-up Ordinary Share held as at the Books Closure Date;

H = as in "**H**" above; and

Q = as in "**Q**" above.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Resolution 2: Ordinary Resolution
The Proposed Modifications to the Share Plans

That:

(1) Rule 3.14 of the NOL Share Option Plan be modified in the manner as set out in Part 1 of Appendix 2 to the Circular to Shareholders dated 12 December 2005 (the "**Circular**"); and

(2) Rule 9.1 of the NOL Performance Share Plan 2004 be modified in the manner as set out in Part 2 of Appendix 2 to the Circular.

BY ORDER OF THE BOARD

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

Singapore
12 December 2005

Notes:

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 not less than 48 hours before the time of the Extraordinary General Meeting.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 196800632D

IMPORTANT

1. For investors who have used their CPF moneys to buy shares in the capital of Neptune Orient Lines Limited, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by such CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

I/We* ________________________________ (Name)

of ________________________________ (Address)

being a member/members of Neptune Orient Lines Limited (the "**Company**") hereby appoint the Chairman of the Meeting* and/or*:

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)

and/or*

as my/our* proxy/proxies* to attend and to vote for me/us* on my/our* behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held on 3 January 2006 at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962 at 10.30 a.m. and at any adjournment thereof.

**Delete as appropriate*

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Special and Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Resolution 1: Special Resolution To approve the proposed Capital Reduction and Cash Distribution		
Resolution 2: Ordinary Resolution To approve the proposed modifications to the Share Plans		

Dated this ______ day of ______________ 2006

Total Number of Shares held

____
Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF

NOTES

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.



NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 196800632D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of Neptune Orient Lines Limited (the "**Company**") will be held at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962 on Tuesday, 3 January 2006 at 10.30 a.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolution 2 will be proposed as an Ordinary Resolution:

Resolution 1: Special Resolution
The Proposed Capital Reduction and Cash Distribution to Shareholders

That pursuant to Article 54(2) of the Articles of Association of the Company and subject to the confirmation of the High Court of the Republic of Singapore, an amount of S$0.92 be returned to the holders (the "**Shareholders**") of the ordinary shares of S$1 each in the capital of the Company (the "**Ordinary Shares**") for each issued and fully paid-up Ordinary Share held as at a books closure date to be determined by the Directors (the "**Books Closure Date**"), as follows:

A. ***In the event that the Effective Date (as defined in the Schedule below) falls on a date prior to the Appointed Date (as defined in the Schedule below):***

(1) Reduction of Share Premium Account

the sum standing to the credit of the share premium account of the Company be reduced by a sum to be determined by returning to the Shareholders an amount in cash represented by "**A**" (as calculated in the Schedule below) for each issued and fully paid-up Ordinary Share held as at the Books Closure Date;

(2) Capitalisation of Retained Earnings

subject to and forthwith upon the preceding paragraph (1) taking effect:

(a) all of the Ordinary Shares (both issued and unissued) in the capital of the Company be subdivided in such manner that every one of the said Ordinary Shares shall constitute 100 ordinary shares of S$0.01 each (on which, in the case of ordinary shares of S$0.01 each created pursuant to the subdivision of Ordinary Shares in the issued and paid-up share capital of the Company, the sum of S$0.01 shall be credited as having been fully paid-up for each ordinary share), and the par value of each Ordinary Share (both issued and unissued) be reduced from S$1 to S$0.01;

(b) a sum represented by "**B**" (as calculated in the Schedule below) forming part of the retained earnings of the Company be capitalised and applied in paying up in full at par for such number of unissued ordinary shares of S$0.01 each in the capital of the Company (the "**Additional Ordinary Shares**", each an "**Additional Ordinary Share**") represented by "**C**" (as calculated in the Schedule below), and the Additional Ordinary Shares be allotted and issued credited as fully paid-up to the Shareholders in the proportion of such number of Additional Ordinary Shares represented by "**D**" (as calculated in the Schedule below) for each issued and fully paid-up Ordinary Share held by them as at the Books Closure Date, and forthwith upon the allotment and issue of the Additional Ordinary Shares, the Additional Ordinary Shares be cancelled in their entirety, and the sum represented by "**B**" arising from such cancellation be returned to the respective holders of the Additional Ordinary Shares on the basis of S$0.01 for each Additional Ordinary Share so cancelled; and

(c) all of the ordinary shares of S$0.01 each (both issued and unissued) created pursuant to the subdivision of Ordinary Shares each be consolidated in such manner that every 100 of the said ordinary shares shall constitute one Ordinary Share (on which, in the case of Ordinary Shares created pursuant to the consolidation of ordinary shares of S$0.01 each in the issued and paid-up share capital of the Company, the sum of S$1 shall be credited as having been fully paid-up for each Ordinary Share), and the par value of each ordinary share (both issued and unissued) be increased from S$0.01 to S$1; and

(3) Authority to Directors

the Directors and each of them be and are hereby authorised to do all acts and things as they may consider necessary or expedient to give effect to the preceding paragraphs (1) and (2).

B. ***Alternatively, in the event that the Effective Date falls on a date on or after the Appointed Date:***

(4) Reduction of Issued and Paid-Up Share Capital

the issued and paid-up share capital of the Company be reduced by a sum represented by "**E**" (as calculated in the Schedule below) and that such reduction be effected by allotting and issuing to the Shareholders such number of ordinary shares in the capital of the Company (the "**New Ordinary Shares**", each a "**New Ordinary Share**") represented by "**F**", and the New Ordinary Shares be allotted and issued credited as fully paid-up to the Shareholders in the proportion of one New Ordinary Share for each issued and fully paid-up Ordinary Share held by them as at the Books Closure Date, and forthwith upon the allotment and issue of the New Ordinary Shares, the New Ordinary Shares be cancelled in their entirety, and the sum represented by "**E**" be returned to the respective holders of the New Ordinary Shares on the basis of a sum represented by "**G**" (as calculated in the Schedule below) for each New Ordinary Share so cancelled;

(5) Capitalisation of Retained Earnings

subject to and forthwith upon the preceding paragraph (4) taking effect, a sum represented by "**H**" (as calculated in the Schedule below) forming part of the retained earnings of the Company be capitalised and applied in paying up in full for such number of ordinary shares in the capital of the Company (the "**Bonus Ordinary Shares**", each a "**Bonus Ordinary Share**") represented by "**I**" (as calculated in the Schedule below), and the Bonus Ordinary Shares be allotted and issued credited as fully paid-up to the Shareholders in the proportion of one Bonus Ordinary Share for each issued and fully paid-up Ordinary Share held by them as at the Books Closure Date, and forthwith upon the allotment and issue of the Bonus Ordinary Shares, the Bonus Ordinary Shares be cancelled in their entirety, and the sum represented by "**H**" arising from such cancellation be returned to the respective holders of the Bonus Ordinary Shares on the basis of a sum represented by "**J**" (as calculated in the Schedule below) for each Bonus Ordinary Share so cancelled; and

(6) Authority to Directors

the Directors and each of them be and are hereby authorised to do all acts and things as they may consider necessary or expedient to give effect to the preceding paragraphs (4) and (5).

THE SCHEDULE

"**Appointed Date**" means the date which the Minister for Finance may, by notification in the Gazette, appoint as the date on which the Companies (Amendment) Act 2005 (Act Number 21 of 2005) shall come into operation.

"**Effective Date**" means the date on which the proposed capital reduction exercise contemplated under this Resolution 1 becomes effective.

$$A = \frac{P}{Q}$$

where:

A – the amount in S$ (rounded down to the nearest cent) to be returned to the Shareholders from the share premium account of the Company for each issued and fully paid-up Ordinary Share held as at the Books Closure Date;

[illegible] the close of the Books Closure Date [illegible] in the "Currencies" section of the Singapore [illegible] standing to the credit of the share premium account of the Company as at the Books Closure Date; and

Q = the total number of issued and fully paid-up Ordinary Shares as at the Books Closure Date.

$B = Q \times (0.92 - A)$

where:

B = the amount in S$ to be capitalised from the retained earnings of the Company;

Q = as in "Q" above; and

A = as in "A" above (in S$).

$C = 100 \times R$

where:

C = the total number of Additional Ordinary Shares to be allotted and issued to the Shareholders; and

R = the number represented by "B" above.

$D = \frac{C}{Q}$

where:

D = the number of Additional Ordinary Shares to be allotted and issued to the Shareholders for each Ordinary Share held by them as at the Books Closure Date;

C = as in "C" above; and

Q = as in "Q" above.

$E = G \times Q$

where:

E = the amount in S$ to be reduced from the issued and paid-up share capital of the Company;

G = the amount in S$ (rounded down to the nearest cent) to be returned to the Shareholders from the issued and paid-up share capital of the Company for each issued and fully paid-up Ordinary Share held as at the Books Closure Date, based on the amount standing to the credit of the share premium account of the Company as at the date immediately preceding the Appointed Date; and

Q = as in "Q" above.

F = the total number of New Ordinary Shares to be allotted and issued to the Shareholders, such number being the equivalent number represented by "Q" above.

$G = \frac{S}{Q}$

where:

G = *as in "G" above;*

S = the amount in S$ (based on the S$: US$ spot rate as at the close of the Books Closure Date appearing in the "Currencies" section of the Singapore Business Times) standing to the credit of the share premium account of the Company as at the date immediately preceding the Appointed Date; and

Q = as in "Q" above.

$H = Q \times (0.92 - G)$

where:

H = the amount in S$ to be capitalised from the retained earnings of the Company;

Q = as in "Q" above; and

G = as in "G" above.

I = the total number of Bonus Ordinary Shares to be allotted and issued to the Shareholders, such number being the equivalent number represented by "Q" above.

$J = \frac{H}{Q}$

where:

J = the amount in S$ to be returned to the Shareholders from the retained earnings of the Company for each issued and fully paid-up Ordinary Share held as at the Books Closure Date;

H = as in "H" above; and

Q = as in "Q" above.

Resolution 2: Ordinary Resolution
The Proposed Modifications to the Share Plans

That:

(1) Rule 3.14 of the NOL Share Option Plan be modified in the manner as set out in Part 1 of Appendix 2 to the Circular to Shareholders dated 12 December 2005 (the "**Circular**"); and

(2) Rule 9.1 of the NOL Performance Share Plan 2004 be modified in the manner as set out in Part 2 of Appendix 2 to the Circular.

BY ORDER OF THE BOARD

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

Singapore
12 December 2005

Notes:

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 not less than 48 hours before the time of the Extraordinary General Meeting.

CERTIFIED TRUE COPY

Marjorie Wee
Company Secretary

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	03-Jan-2006 15:20:40
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Resolutions adopted at NOL's Extraordinary General Meeting (EGM) held on Tuesday, 3 January 2006 at 10.30 a.m.
Description	Pursuant to Rule 704(14) of the Singapore Exchange Listing Manual, the Board of Directors of Neptune Orient Lines Limited (the "Company") wishes to announce that at the EGM of the Company held on 3 January 2006, all Resolutions set out in the Notice of the EGM dated 12 December 2005 and put to the meeting as Special and Ordinary Resolutions, were duly passed. By Order of the Board Ms Marjorie Wee and Ms Wong Kim Wah Company Secretaries 3 January 2006
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